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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/20** (MM/DD/YY) AND ENDING **03/31/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capulent, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4144 N 44th Street, Suite 3
(No. and Street)

Phoenix	**Arizona**	**85018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin Bachman **(626) 319-4254**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Justin Bachman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Capulent, LLC**, as of **March 31, 2021**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

JENNIFER R JACQUES
NOTARY PUBLIC
MARICOPA CO., AZ
COMM. EXP. 07-15-2022
COMM. NO. 549681

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capulent, LLC

March 31, 2021

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statement	3 - 7

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Capulent, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capulent, LLC (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Capulent, LLC as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Capulent, LLC's auditor since 2013.
Walnut Creek, California
May 25, 2021

Capulent, LLC

Statement of Financial Condition

March 31, 2021

Assets		
Cash	$	254,018
Accounts receivable		64,519
Due from member		5,522
Prepaid expenses and other assets		16,311
Property and equipment, net of $1,129 accumulated depreciation		1,815
Operating lease right-of-use asset		24,361
Total Assets	$	366,546

Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	20,303
Commissions payable		64,897
Deferred revenue		5,400
Operating lease liability		24,361
Total Liabilities		114,961
Members' Equity		251,585
Total Liabilities and Members' Equity	$	366,546

The accompanying notes are an integral part of this financial statement.

Capulent, LLC

Notes to the Financial Statements

March 31, 2021

1. Organization

Capulent, LLC (the "Company") was organized as a California limited liability company on June 4, 2010 as Bering Strait Capital, LLC. Effective January 9, 2017, there was a 100% ownership change approved by the Financial Industry Regulatory Authority ("FINRA"). On January 17, 2017, the Company changed its name to Capulent, LLC. The Company is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and FINRA on January 19, 2012. The Company is approved by FINRA to conduct private placements, mergers and acquisitions advisory, and real estate securities transactions. The Company is predominantly focused on the private placement of securities with accredited investors. The securities are typically exempt from registration and most often fall under Regulation D, sections 506(b) or 506(c). Issuers may include early-stage companies, real estate limited partnerships, and Delaware statutory trusts.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of March 31, 2021, there were no cash equivalents held by the Company.

Accounts Receivable
Accounts receivable represents amounts that have been billed to clients in accordance with the Company's selling agreements, managing broker dealer agreements, or engagement letters with respective clients that have not yet been collected. Effective April 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that analyzed clients' financial condition, position in industry, and management integrity. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis of historical losses, no allowance as consider necessary as of March 31, 2021.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the five year estimated useful life of the asset.

Capulent, LLC

Notes to the Financial Statements

March 31, 2021

2. Significant Accounting Policies *(continued)*

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities. As of March 31, 2021, there were no finance leases.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no liability for federal or state income taxes is included in this financial statement. The Company is no longer subject to examinations by major tax jurisdictions before 2015.

In the event of an Internal Revenue Service ("IRS") examination, the IRS is allowed to collect any underpayments of tax from partnerships (and entities taxed as partnerships) rather than the individual partners. If the IRS examines partnership items in a prior year under examination, any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Certain partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statement as of March 31, 2021.

3. Related Party Transactions

On May 12, 2017, the Company entered into an agreement with a company under common ownership in which the related party provides platform and consulting services for a fee. As of March 31, 2021, $5,050 was owed for such expenses and is included in accounts payable on the Statement of Financial Condition. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

4. Due from Member

A member of the Company is also a registered representative who earns commissions from the Company. As of March 31, 2021, this member owed the Company $5,522 for commissions paid in excess of commissions earned.

Capulent, LLC

Notes to the Financial Statements

March 31, 2021

5. Revenue from Contracts with Customers

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $68,327 and $64,519 as of April 1, 2020 and March 31, 2021, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Such deferred revenue was $0 as of April 1, 2020 and March 31, 2021.

Costs to Obtain or Fulfill a Contract with a Customer
Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services.

6. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

On May 26, 2017, the Company entered into an operating lease agreement for office space in Phoenix, Arizona with a July 1, 2017 lease commencement date. On December 8, 2020, the lease was amended to extend the lease term twelve months to expire on December 31, 2021. Therefore, the Company remeasured its ROU liability as of January 1, 2021. For the year ended March 31, 2021, information pertaining to the operating lease were as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset as of April 1, 2020	$ 24,313
ROU remeasurement	32,281
Amortization of ROU asset as of March 31, 2021	(32,233)
ROU asset as of March 31, 2021	$ 24,361
Payments made on operating lease liability	$ 33,024
Remaining lease term	9 months
Discount rate	5.0%

6. Lease *(continued)*

Maturity of Operating Lease Liability	
For the year ended March 31, 2022	$ 24,768
Less discount	(407)
Total operating lease liability as of March 31, 2021	$ 24,361

On January 1, 2021, the Company entered into a twelve-month sublease agreement for a portion of the leased office space. This sublease agreement ends on December 31, 2021. As of March 31, 2021, deferred revenue related to sublease income was $5,400 and is presented on the Statement of Financial Condition.

7. Employee Benefit Plan

Effective January 1, 2019, the Company sponsors a qualified 401(k) profit sharing plan which covers all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. For the fiscal year ended March 31, 2021, there were no employer contributions to the plan.

8. Risk Concentrations

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash. For the year ended March 31, 2021, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

At March 31, 2021, 87% of accounts receivable was related to three selling agreements.

9. Litigation Matters

In the normal course of operations, the Company is involved with certain claims and disputes and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from any claims, disputes, or examinations, will not have material effect on the Company's financial position or results of operations.

10. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

11. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2021, the Company's net capital was $221,036 which exceeded the requirement by $214,996.

12. Subsequent Events

The Company has evaluated subsequent events through May 25, 2021 the date which the financial statements were issued.

Capulent, LLC
(SEC ID No. 8-68699)

Financial Statement

March 31, 2021

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document